Filed Pursuant to Rule 433
Registration Nos. 333-172107 and 333-172107-01
Dated June 17, 2011
Maiden Holdings North America, Ltd.
8.25% Notes due 2041
Fully and Unconditionally Guaranteed by
Maiden Holdings, Ltd.

Issuer:	Maiden Holdings North America, Ltd.

Guarantor:	Maiden Holdings, Ltd.

Ratings*:	BBB- / Stable (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denomination:	$25

Aggregate Principal Amount:	$100,000,000 ($115,000,000 if the underwriters exercise their over-allotment option in full)

Trade Date:	June 17, 2011

Settlement Date:	June 24, 2011 (T+5)

Maturity Date:	June 15, 2041

Coupon:	8.25%

Optional Redemption:
The notes may be redeemed, for cash, in whole or in part, on or after June 15, 2016, at the Issuer’s option, at any time and from time to time, until maturity at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Interest Payment Dates:	The 15th day of March, June, September and December of each year, beginning on September 15, 2011. Interest on the notes will accrue from and including June 24, 2011.

Expected Listing:	The Issuer intends to apply to list the notes on the New York Stock Exchange, and the Issuer and the Guarantor expect trading will begin within 30 days after the initial issue date of the notes.

Price to Public:	100.00%

Purchase Price:	97.425%

Net Proceeds to the Issuer (After Deducting the Underwriting Discount but before Estimated Offering Expenses):	$97,425,000 (assuming no exercise of the underwriters’ over-allotment option)

Underwriting Discounts & Commissions:	$0.7875 per $25 principal amount of notes for retail orders ($1,575,000 total not including the over-allotment option)

$0.5000 per $25 principal amount of notes for institutional orders ($1,000,000 total not including the over-allotment option)

CUSIP / ISIN:	56029QAA9/US56029QAA94

Sole Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	Keefe, Bruyette & Woods, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

USE OF PROCEEDS

Each of the sections “Summary—The Offering—Use of Proceeds” on page S-6 of the Preliminary Prospectus Supplement  and “Use of Proceeds” on page S-12 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

Net proceeds from this offering are expected to be approximately $97.2 million (assuming no exercise of the underwriters’ over-allotment option) after deducting the underwriting discount and estimated offering expenses payable by Maiden NA and us.  We and Maiden NA intend that Maiden NA will use all of the net proceeds from this offering, together with cash on hand, to repurchase approximately $100 million aggregate liquidation amount of the outstanding trust preferred securities, or the TRUPs, originally issued by Maiden Capital Financing Trust, a trust established by Maiden NA.  The TRUPs were originally issued in January 2009 with an aggregate stated liquidation amount with respect to the assets of Maiden Capital Financing Trust of $260.0 million.  Maiden NA concurrently issued approximately $260.0 million junior subordinated debt to Maiden Capital Financing Trust.  Such debt may be redeemed by Maiden NA, in whole or in part, at any time prior to January 2014 at a redemption price equal to 114% of the principal amount to be redeemed plus accrued but unpaid interest, and thereafter at a redemption price equal to 100% of the principal amount to be redeemed plus accrued but unpaid interest.  Under the terms of the TRUPs, any such redemption proceeds must be applied to redeem pro rata the outstanding TRUPs.

Prior to such repurchases, we may temporarily invest such net proceeds in marketable securities and short term investments.

CERTAIN FINANCIAL RATIOS

On a pro forma basis, after giving effect to (i) the use of the net proceeds of this offering to repurchase outstanding TRUPs originally issued by Maiden Capital Financing Trust, as described under “Use of Proceeds” (assuming no exercise of the underwriters’ over-allotment option) and (ii) the interest costs on such net proceeds of this offering used to repurchase outstanding TRUPs, as if such repurchases had occurred at the beginning of the three-month period ended March 31, 2011 and the year ended December 31, 2010, the pro forma ratio of earnings to fixed charges would have been as follows:

	Three Months Ended March 31, 2011	Year Ended December 31, 2010

Pro Forma Ratio of Earnings to Fixed Charges(1)	3.89x	3.54x

(1)
The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.  For this purpose, “earnings” consists of pre-tax income plus fixed charges; and “fixed charges” consists of interest expense and debt amortization charges.

CAPITALIZATION

The “Capitalization” section on page S-13 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

The following table sets forth our consolidated capitalization at March 31, 2011, on a historical basis and as adjusted to give effect to the offering of the notes and the application of the estimated net proceeds therefrom as described under “Use of proceeds.” This table should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which can be found in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are incorporated into this prospectus supplement by reference.

	March 31, 2011
	Actual	As Adjusted
($ in thousands, except per share data)
Debt:
Junior subordinated debt	$215,209	$132,436	(1)
8.25% Notes due 2041 offered hereby	—	100,000
Total debt	$215,209	$232,436

Equity:
Common shares ($0.01 par value; 73,069,530 shares issued; 72,107,194 shares outstanding)	$731	$731
Additional paid-in capital	577,478	577,478
Accumulated other comprehensive income	59,204	59,204
Retained earnings	136,070	104,843	(2)
Treasury shares, at cost (2011 and 2010: 962,336 shares)	(3,801)	(3,801)
Total Maiden shareholders’ equity	$769,682	$738,455
Noncontrolling interest in subsidiary	294	294
Total equity	$769,976	$738,749
Total capitalization	$985,185	$971,185

__________

(1)	Adjusted for repurchases of approximately $100 million aggregate liquidation amount of the outstanding TRUPs from net proceeds from this offering.

(2)
Adjusted for (i) $14 million charge resulting from repurchases of approximately $100 million aggregate liquidation amount of the outstanding TRUPs from net proceeds from this offering and (ii) $17.2 million charge resulting from accelerated amortization of original issue discount associated with such repurchases of TRUPs.

Each of the Issuer and the Guarantor has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Guarantor has filed with the Securities and Exchange Commission for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.